Issuer Free Writing Prospectus, dated February 26, 2024

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration No. 333-261639

LYB International Finance III, LLC

$750,000,000 5.500% Guaranteed Notes due 2034

Pricing Term Sheet dated February 26, 2024

Issuer:	LYB International Finance III, LLC
Parent Guarantor:	LyondellBasell Industries N.V.
Security Description:	$750,000,000 5.500% Guaranteed Notes due 2034 (the “Notes”)
Distribution:	SEC-registered
Principal Amount:	$750,000,000
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB / BBB (stable / stable / positive)
Coupon:	5.500%
Public Offering Price:	99.234% of the principal amount
Yield to Maturity:	5.601%
Benchmark:	UST 4.000% due February 15, 2034
Spread to Benchmark:	+130 basis points
Benchmark Treasury Price / Yield:	97-18+ / 4.301%
Trade Date:	February 26, 2024
Settlement Date:	February 28, 2024 (T+2)
Maturity Date:	March 1, 2034
Record Date:	February 15 and August 15 of each year

Interest Payment Dates:	March 1 and September 1 of each year
First Interest Payment Date:	September 1, 2024
Optional Redemption:
Make-Whole Call:	T+20 basis points (at any time before December 1, 2033)
Par Call:	At any time on or after December 1, 2033
Change of Control Triggering Event:	Puttable at 101% of principal plus accrued and unpaid interest, if any
Denominations/Multiple:	$2,000 / $1,000
CUSIP / ISIN:	50249AAM5 / US50249AAM53
Joint Book-Running Managers:	Citigroup Global Markets Inc.
Mizuho Securities USA LLC
Barclays Capital Inc.
BofA Securities, Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
MUFG Securities Americas Inc.
Wells Fargo Securities, LLC
Co-Managers:	Academy Securities, Inc.
Goldman Sachs & Co. LLC
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
Standard Chartered Bank
TD Securities (USA) LLC
UniCredit Capital Markets LLC

_____________________________________________

*A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC that are incorporated into the prospectus supplement for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related prospectus supplement if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146 or Mizuho Securities USA LLC at 1-866-271-7403.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.